Exhibit 99.1

For Immediate Release

This news release contains forward-looking statements. For a description of the related risk factors and assumptions, please see the section entitled “Caution Concerning Forward-Looking Statements” later in this release.

Bell announces offering of Series US-2 Notes and Series M-49 MTN Debentures

MONTREAL, May 8, 2019 - Bell Canada (Bell) today announced the public offering in the United States (the US Offering) of US $600 million aggregate principal amount of 4.30% Series US-2 Notes due 2049 (the Notes). The Notes were priced at US $99.802 per US $100 principal amount for a yield to maturity of 4.311% and will mature on July 29, 2049. The Notes are being publicly offered in the United States through a syndicate of underwriters. Closing of the offering of the Notes is expected to occur on May 13, 2019, subject to customary closing conditions. The Notes will be fully and unconditionally guaranteed by BCE Inc.

Bell also announced today the public offering in Canada of Cdn $600 million aggregate principal amount of MTN Debentures pursuant to its medium term notes (MTN) program (the Canadian Offering). The Cdn $600 million 2.75% MTN Debentures, Series M-49, will be dated May 13, 2019, will mature on January 29, 2025, and will be issued at a price of Cdn $99.795 per $100 principal amount for a yield to maturity of 2.788%. The MTN Debentures are being publicly offered in all provinces of Canada through a syndicate of agents. Closing of the offering of the MTN Debentures is expected to occur on May 13, 2019, subject to customary closing conditions. The MTN Debentures will be fully and unconditionally guaranteed by BCE Inc.

Bell plans to apply the net proceeds from the US Offering and the Canadian Offering to the redemption of its Cdn $1,000,000,000 principal amount of 3.25% Debentures, Series M-27, due June 17, 2020 and to the redemption of its Cdn $400,000,000 principal amount of 3.54% Debentures, Series M-37, due June 12, 2020. The closing of the US Offering and the Canadian Offering are not conditioned on each other.

The US Offering is being made in the United States pursuant to a prospectus supplement to Bell’s short form base shelf prospectus dated March 20, 2018 filed with the Securities and Exchange Commission as part of an effective shelf registration statement on Form F-10. The Notes are not being offered in Canada or to any resident of Canada.

The MTN Debentures have not been and will not be registered under the U.S. Securities Act of 1933, as amended (U.S. Securities Act), or any state securities laws and may not be offered or sold in the United States or to or for the account or benefit of U.S. persons (as defined in Regulation S under the U.S. Securities Act). The MTN Debentures are being issued pursuant to a short form base shelf prospectus dated March 20, 2018 and a prospectus supplement dated June 19, 2018. Bell will file a pricing supplement relating to this issue with the securities regulatory authorities in all provinces of Canada.

This news release shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor will there be any sale of these securities, in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

Copies of the short form base shelf prospectus and the prospectus supplements relating to the offering of the Canadian MTN Debentures and the US Notes filed with securities regulatory authorities in Canada and the United States, respectively, may be obtained from the Investor Relations department of Bell Canada at Building A, 8th floor, 1 Carrefour Alexander-Graham-Bell, Verdun, Quebec, H3E 3B3 (telephone 1-800-339-6353). Copies of these documents are also available electronically, as applicable, on the System for Electronic Document Analysis and Retrieval of the Canadian Securities Administrators (SEDAR), at www.sedar.com, or on the Electronic Data Gathering, Analysis, and Retrieval system, administered by the US Securities and Exchange Commission (EDGAR) at www.sec.gov.

Caution Concerning Forward-Looking Statements

Certain statements made in this news release constitute forward-looking statements under Canadian securities laws and within the meaning of the United States Private Securities Litigation Reform Act of 1995, including, but not limited to, statements relating to the expected timing and completion of the proposed sale of Notes and proposed sale of MTN Debentures, the intended use of the net proceeds of such sales and other statements that are not historical facts. Forward-looking statements, by their very nature, are subject to inherent risks and uncertainties and are based on several assumptions, both general and specific, which give rise to the possibility that actual results or events could differ materially from our expectations expressed in or implied by such forward-looking statements. These statements are not guarantees of future performance or events and we caution you against relying on any of these forward-looking statements. The forward-looking statements contained in this news release describe our expectations at the date of this news release and, accordingly, are subject to change after such date. Except as may be required by applicable securities laws, we do not undertake any obligation to update or revise any forward-looking statements contained in this news release, whether as a result of new information, future events or otherwise. Forward-looking statements are provided herein for the purpose of giving information about the proposed offerings referred to above. Readers are cautioned that such information may not be appropriate for other purposes. The timing and completion of the abovementioned proposed sales of the Notes and the MTN Debentures is subject to customary closing terms and other risks and uncertainties. Accordingly, there can be no assurance that the proposed sale of the Notes and/or the proposed sale of the MTN Debentures will occur, or that it will occur at the expected time indicated in this news release.

About Bell

Bell is Canada’s largest communications company, providing advanced broadband wireless, TV, Internet and business communication services throughout the country. Bell Media is Canada’s premier content creation company with leading assets in television, radio, out of home and digital media. Founded in Montreal in 1880, Bell is wholly owned by BCE Inc. To learn more, please visit Bell.ca or BCE.ca.

The Bell Let’s Talk initiative promotes Canadian mental health with national awareness and anti-stigma campaigns like Bell Let’s Talk Day and significant Bell funding of mental health care and access, research and workplace leadership initiatives. To learn more, please visit Bell.ca/LetsTalk.

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Media inquiries:

Marie-Eve Francoeur

514-391-5263

marie-eve.francoeur@bell.ca

Investor inquiries:

Thane Fotopoulos

514-870-4619

thane.fotopoulos@bell.ca

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